SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                        PURSUANT TO RULE 13a-16 OR 15d-16
                       OF SECURITIES EXCHANGE ACT OF 1934


                         For the month of December 2004

                        Commission File Number 000-27336

                                 SVG Capital PLC
                  31 Gresham Street, London, England, EC2V 7QA

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.:

Form 20-F.....x.... Form 40-F.........

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark whether the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.:

Yes......... No.....x....

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-_____________)

SVG Capital

Update 18      December 2004

Providing access to private equity

As a listed private equity fund of funds and fund advisory business, SVG Capital provides both high net worth investors and smaller institutions access to private equity returns that have historically been available only to large institutions.

SVG Capital's principal investment objective is to achieve capital appreciation by investing primarily in an international portfolio of Permira and Schroder Ventures buy-out and development capital funds. These funds in turn invest in a range of companies at different stages of their development.

At 30 June 2004, SVG Capital's portfolio was valued at GBP621.1 million (net assets of GBP532.5 million - fully diluted net asset per share of 463.4p). SVG Capital has reported compound growth in net asset per share of 7.3% p.a. over the last five years(1) and 11.5% p.a. since launch (May 1996), outperforming public markets by a respective 12.7% p.a. and 9.4% p.a.

SVG Capital's fund advisory business, SVG Advisers, advises investment vehicles that invest in private equity or public equity using private equity techniques. SVG Advisers advises products with combined third-party funds under management and commitments of approximately 1.4 billion(2).

(1) at 30 June 2004
(2) at 30 November 2004


Recent key events:

Investment in Vendex - the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors.

Investment in Ahold's Spanish retail business - one of Spain's leading food retailers.

Investment in Marazzi - one of the world's largest manufacturers of ceramic tiles.

Recapitalisation of Travelodge & Little Chef - through a sale and lease back of a number of its properties.

Recapitalisation of Rodenstock -returning 1.7x the total investment cost.

Recapitalisation of Inmarsat -returning a further approximately 36% of cost to investors.

Conversion of 2011 41/2% Subordinated Convertible Bonds - in December 2004 all of the outstanding 2011 bonds converted into ordinary shares.

Successful closing of SVG Diamond - raising euro400 million for investment in private equity funds.



Share price, estimated NAV vs. FTSE All-Share and FTSE World (GBP) (rebased)

Graph

Compound annual NAV & share price growth rate


                    1 Year    2 Years    3 Years    4 Years    5 Years
NAV per share *       4.3%       5.8%       4.4%       0.7%       7.3%
Share Price **       14.6%      23.0%      16.8%       2.6%      11.8%

*      based on NAV at 30 June 1999 (325.9p) and 30 June 2004 (463.4p).
**     based upon share price at 16 December 1999, 2000, 2001, 2002, 2003 and
      16 December 2004 (552p).


Highlights from 30 June 2004 accounts


- In local currencies, net assets increased by approximately 4.7% in the six month period

- Including the negative impact of foreign exchange movements, net assets increased by 1% to 463.4p

- Realisations were at an average premium of 63% to the December 2003 valuations

- Growth in net assets has outperformed public markets on a compound basis by 12.7% p.a. over the last five years

_______________________________________________________________________________

Major developments
since 30 June 2004

Investments

In addition to the AA, Intelsat and GNV
(previously announced) eight new
investments and six follow-on investments have been announced, with GBP117.6 million(1) of calls paid since June 2004, bringing total calls for 2004 to approximately GBP159.5million(1).
Key new investments include:


Vendex the largest non-food retailer in the Benelux with market leading positions in the department store, DIY, apparel and consumer electronics sectors. The company trades from 15 stores fascias and around 1,800 outlets, employing 43,000 people. Vendex has a diversified portfolio of strong brands with most of the company's retail formats being household names in the Netherlands and Belgium. The company owns a property portfolio consisting of 83 stores. SVG Capital's share of this investment is approximately GBP20.1 million.

Ahold Supermercados which operates almost 600 stores in Spain and the Canary Islands, trading under a number of brands including: SuperSol, HiperSol, HiperDino, Netto and CashDiplo. The transaction represents the largest commitment made by a private equity fund in Spain and represents the first Spanish transaction by funds advised by Permira since Permira opened an office in Madrid earlier this year. Completion is expected towards the end of 2004 and is subject to certain conditions, including antitrust approval. SVG Capital's share of this investment will be approximately GBP24.1 million.

Marazzi one of the world's largest manufacturers of ceramic tiles. The company is active in 130 countries and has over 4,000 employees and 18 plants located in Italy, Spain, France, China and the US with a new plant opening in Russia in 2005. SVG Capital's share of this investment is approximately GBP15.4 million.




Other new investments in period include:

Company                            Country
SSI                                  Japan
Avera Pharmaceuticals                   US
Cellutions                              US


Vandex

Pic

(1) at 17 December 2004 and exclusive of Intelsat and Ahold
_______________________________________________________________________________

Realisations


As indicated at the time of interim results, there has been a general improvement in exit activity in 2004, with secondary buy-outs and recapitalisations offering liquidity for investors. Since June 2004, SVG Capital has received distributions of approximately GBP64.5 million(2) bringing total year to date distributions to approximately GBP133.9 million(2), a four fold increase on the year to December 2003 (GBP30.9 million).


Travelodge & Little Chef, the UK budget hotel and roadside restaurant chain completed a recapitalisation that included a sale and lease back of a number of its properties, returning approximately 25% of the investment cost to investors. The value of this recapitalisation for SVG Capital was GBP13.8 million.

As mentioned in the interim accounts, Rodenstock has completed a recapitalisation. This was driven by improved earnings and new healthcare reforms implemented in Germany in early 2004, which led to strong sales in the last quarter of 2003 and first quarter of 2004. The value of this recapitalisation for SVG Capital was GBP13.8 million, which represents approximately 1.7x the total investment cost.

Inmarsat, a leading provider of global mobile satellite communications, completed a recapitalisation returning a further approximately 36% of the cost of the investment to investors. SVG Capital has received proceeds of GBP4.8 million from this recapitalisation. Including this recapitalisation, total proceeds returned to investors from this investment amount to 55% of cost.

Realisation of Darwin, a Japanese property management company, focused on studio apartments in the Tokyo and Osaka area. SVG Capital expects to receive proceeds of approximately GBP5.9 million from this realisation, a gross multiple of 4.1x cost. SVG Capital's holding in Darwin was valued at GBP4.2 million in June 2004.

Physician Dialysis, a US based dialysis company was sold in July 2004 to DaVita, Inc. SVG Capital has received proceeds of GBP4.7 million from this realisation, an uplift of GBP2.6 million to the June 2004 valuation and a gross multiple of 2x cost.

(2) as at 17 December 2004 and exclusive of Darwin


Other distributions include:
Company                                     Type of Realisation
Eyetech Pharmaceuticals                                 Partial
Career Design Center                                    Partial
Huntingdon Mills                                        Partial



Valuations

SVG Capital's underlying portfolio of companies will be revalued at 31 December 2004 in accordance with British Venture Capital Association (BVCA) guidelines and will be announced in March 2005.

Conversion of the 2011 4 1/2% Subordinated Convertible Bonds - all of the remaining 2011 4 1/2% Subordinated Convertible Bonds converted into ordinary shares in December 2004, increasing shares in issue by 9,874,679 to 122,529,853. SVG Capital calculates the net asset value of its ordinary shares on a fully diluted basis, hence the conversion of these bonds and the increase in share capital will have no impact on the calculation of fully diluted net asset value per ordinary share.


Fund advisory business SVG Diamond* has successfully raised euro400 million through an innovative Collateralised Fund Obligation ('CFO') of private equity funds, comprising euro260 million of investment grade bonds and preferred equity shares representing commitments of euro140 million, as at closing. The investment grade bonds allow international fixed income investors exposure to the private equity asset class at various levels of credit risk. SVG Diamond is the first CFO of private equity funds incorporating drawable equity, reinvestment and over-commitment strategies.

SVG Diamond issued four tranches of bonds, denominated in both euros and US$, which have been rated by the three rating agencies in the AAA, AA, A and BBB categories. These ratings have been achieved without a third-party insurance wrap.

SVG Diamond will initially purchase a secondary portfolio of interests in approximately 20 private equity funds and will make commitments to approximately 40 primary private equity funds, diversified by vintage year, manager and geography. The CFO will predominantly be focused on buy-outs in Western Europe and the US and will have an over-commitment facility of 133% (allowing a target investment capacity of euro533 million) and a reinvestment period of seven years.

SVG Capital's fund advisory business, SVG Advisers, will be the investment adviser responsible for all fund recommendations for SVG Diamond, bringing its total third-party funds under management and commitments to euro1.4 billion.

*SVG Diamond Private Equity plc and SVG Diamond Holdings Limited

_______________________________________________________________________________

Major developments
since 30 June 2004 continued

Market commentary


Europe - The strong levels of activity seen in the earlier part of the year continued into the second half, with European private equity experiencing a record year in terms of new investment levels and a sharp increase in exit and disbursement activity. According to industry sources, in 2004 private equity firms have accounted for deals in excess of euro130 billion, representing roughly 22% of Europe's total M&A market. On the exit side, according to Mergermarket, the total value of exits for the year to date is approximately euro49 billion - a five fold increase on the euro10 billion of exits achieved in 2001.

A number of factors continue to drive activity levels. From a longer term perspective, Europe continues to remain an attractive market for private equity as companies continue to focus their operations and sell non-core assets.
Furthermore, private equity's involvement in this European corporate restructuring process has been accelerated by its position as a cash buyer in an environment where weakness persists in the public equity markets for new issues and where trade buyers are constrained by similar liquidity considerations.

An increased appetite for debt among institutional investors has further boosted buy-out activity this year, with sponsor banks being able to offer higher leverage multiples for transactions in the knowledge that they can sell the debt down to other yield-hungry investors, manyof whom are relatively new entrants into the leverage finance market. As a result, the average leverage multiple on deals has increased from around 5 to 7 times EBITDA. This availability of finance has led to a fertile climate for refinancing activity and secondary buy-out transactions, with the latter accounting for some euro13 billion of deals in 2004. Permira funds have managed to capitalise on this market opportunity, undertaking a number of refinancings (e.g. Cognis, Rodenstock and Travelodge) and secondary buy-out sales (e.g. the sale of Sirona and TFL).

Going forward, the overall outlook remains positive. However, on the downside there is a risk that loan default rates could increase with a consequent weakening of the credit markets. In addition, 2005 is set to be a record year for new fundraisings, with a pipeline in excess of euro40 billion of new funds due to come to the market. This will both increase industry inventory levels and competition for new investments.

United States - The US economy continues to grow at a steady pace driven by increased business investment, controlled inflation and job growth. That said, record budget and trade deficits threaten to continue the devaluation of the US$ posing an inflationary risk with high oil prices and the war in Iraq continuing to be a risk on a longer-term basis.

US M&A activity has experienced increased activity as strategic investors are re-entering the acquisition markets along with financial buyers who continue to have significant amounts of capital to invest. Moreover, much like Europe, there is an abundance of debt capital available as financial sponsors and traditional lenders are becoming more aggressive and competing with mezzanine and high-yield debt lenders. As a result, acquisition multiples have continued to rise. However, multiples in the lower middle market continue to be significantly below multiples for larger transactions.

Japan - The buy-out market in Japan has continued to develop with both deal volumes and size of deals completed increasing over the last five years. Japan still represents an 'emerging' buy-out market, but the rate of growth is considerably ahead of other similar markets, such as Germany in the late 1980's. However, relative to the size of the Japanese economy, the buy-out market remains small.

Equity available for investment has increased with three major mid-market buy-out funds closing in 2004 (including MKS (formerly Schroder Ventures Japan) with the Japan Fund IV). Interest rates are low and this, coupled with the need for economic reform and corporate restructuring, could generate significant returns for successful managers going forward. Despite relatively limited IPO activity, exits from buy-out transactions have continued, often through trade sales.

Life Sciences - The global biotech sector is on course to have a good overall year for financing in 2004. The industry has raised approximately US$21.2 billion in 2004 from IPOs, follow-on investments, venture capital and other financings, which compares to US$19.6 billion in 2003.

In the public markets, US biotech stocks began to outperform the broader market in March 2003, peaking in April 2004. Between April and August 2004 the biotech sector was weak, mainly driven by a lack of significant biotech newsflow, geopolitical uncertainty and fears of rising interest rates and oil prices. However, the biotech indices have rallied since August and have been strong following the outcome of the US election. The IPO window in the US opened in the last quarter of 2003, although the number of financings has fallen off significantly towards the end of 2004.


Contact details           Head Office                 Registered Office
For further information,  111 Strand                  31 Gresham Street
please contact:           London WC2R 0AG             London EC2V 7QA

Alice Todhunter           Tel +44 (0)20 7010 8900     Tel +44 (0)20 7658 3206
                          Fax +44 (0)20 7240 5346     Fax +44 (0)20 7658 3538

www.svgcapital.com



SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.



                                  SVG Capital PLC




Date:  December 30, 2004


                                By:/s/John Spedding
                                      John Spedding
                                      Company Secretary
                                      For and on behalf of Schroder Investment
                                      Management Limited, Secretaries